UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

CareView Communications, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title Class of Securities)

141743104
(CUSIP Number)

HealthCor Management, L.P.
Carnegie Hall Tower
152 West 57th Street, 47th Floor
New York, New York 10019
Attention: Mr. John H. Coghlin
(212) 622-7871

With a Copy to:
Eugene McDermott
Edwards Wildman Palmer LLP
2800 Financial Plaza
Providence, RI 02903
(401) 276-6471
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

CUSIP NO. 141743104	13D	Page 2 of 20

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 141743104	13D	Page 3 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Management, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7) SOLE VOTING POWER
NUMBER OF		0

SHARES
	(8) SHARED VOTING POWER
BENEFICIALLY
		20,463,025

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

		20,463,025

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

20,463,025

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

12.9%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 4 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Associates, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7) SOLE VOTING POWER
NUMBER OF		0

SHARES
	(8) SHARED VOTING POWER
BENEFICIALLY
		20,463,025

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

		20,463,025

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

20,463,025

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

12.9%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 5 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Hybrid Offshore Master Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

	(7) SOLE VOTING POWER
NUMBER OF		0

SHARES
	(8) SHARED VOTING POWER
BENEFICIALLY
		20,463,025

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

		20,463,025

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

20,463,025

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

12.9%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 6 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Hybrid Offshore GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7) SOLE VOTING POWER
NUMBER OF		0

SHARES
	(8) SHARED VOTING POWER
BENEFICIALLY
		20,463,025

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

		20,463,025

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

20,463,025

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

12.9%

(14)	TYPE OF REPORTING PERSON
OO-limited company

CUSIP NO. 141743104	13D	Page 7 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Group, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7) SOLE VOTING POWER
NUMBER OF		0

SHARES
	(8) SHARED VOTING POWER
BENEFICIALLY
		20,463,025

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

		20,463,025

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

20,463,025

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

12.9%

(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 8 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners Management, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7) SOLE VOTING POWER
NUMBER OF		0

SHARES
	(8) SHARED VOTING POWER
BENEFICIALLY
		17,842,900

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

		17,842,900

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

17,842,900

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

11.4%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 9 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners Management GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7) SOLE VOTING POWER
NUMBER OF		0

SHARES
	(8) SHARED VOTING POWER
BENEFICIALLY
		17,842,900

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

		17,842,900

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

17,842,900

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

11.4%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 10 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7) SOLE VOTING POWER
NUMBER OF		0

SHARES
	(8) SHARED VOTING POWER
BENEFICIALLY
		17,842,900

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

		17,842,900

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

17,842,900

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

11.4%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 11 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7) SOLE VOTING POWER
NUMBER OF		0

SHARES
	(8) SHARED VOTING POWER
BENEFICIALLY
		17,842,900

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

		17,842,900

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

17,842,900

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

11.4%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 12 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7) SOLE VOTING POWER
NUMBER OF		0

SHARES
	(8) SHARED VOTING POWER
BENEFICIALLY
		17,842,900

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

		17,842,900

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

17,842,900

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

11.4%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 13 of 20

(1)	NAME OF REPORTING PERSON

Jeffrey C. Lightcap

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7) SOLE VOTING POWER
NUMBER OF		0

SHARES
	(8) SHARED VOTING POWER
BENEFICIALLY
		17,842,900

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

		17,842,900

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

17,842,900

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

11.4%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 14 of 20

(1)	NAME OF REPORTING PERSON

Arthur Cohen

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7) SOLE VOTING POWER
NUMBER OF		0

SHARES
	(8) SHARED VOTING POWER
BENEFICIALLY
		38,305,925

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

		38,305,925

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

38,305,925

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

21.6%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 15 of 20

(1)	NAME OF REPORTING PERSON

Joseph Healey

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7) SOLE VOTING POWER
NUMBER OF		0

SHARES
	(8) SHARED VOTING POWER
BENEFICIALLY
		38,305,925

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

		38,305,925

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

38,305,925

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (11)

21.6%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 16 of 20

This Amendment No. 6 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 2, 2011, as amended by Amendment No. 1 filed October 3, 2011, Amendment No. 2 filed January 3, 2012, Amendment No. 3 filed February 2, 2012, Amendment No. 4 filed October 2, 2012 and Amendment No. 5 filed April 5, 2013 (collectively, the “Original Statement”). The persons filing this Amendment are HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Hybrid Offshore GP, LLC, HealthCor Group, LLC, HealthCor Partners Management, L.P., HealthCor Partners Management GP, LLC, HealthCor Partners Fund, L.P., HealthCor Partners, L.P., HealthCor Partners GP, LLC, Jeffrey C. Lightcap, Joseph Healey and Arthur Cohen. The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of CareView Communications, Inc., par value $0.001 (the "Common Stock").

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

The Amendment is being filed for the purpose of reflecting the interest payments paid in kind on the 2011 Notes and the 2012 Notes on each of June 30, 2013 and September 30, 2013, which collectively represent the acquisition by the Reporting Persons of beneficial ownership of more than 1% of the outstanding Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)          Collectively, the Reporting Persons beneficially own an aggregate of 38,305,925 shares of Common Stock, representing (i) 4,910,222 shares of Common Stock that may be acquired upon conversion of the 2012 Notes (including interest paid in kind through September 30, 2013), (ii) 21,612,843 shares of Common Stock that may be acquired upon conversion of the 2011 Notes (including interest paid in kind through September 30, 2013), and (iii) 11,782,859 shares of Common Stock that may be acquired upon exercise of the Warrants. This aggregate amount represents approximately 21.6% of the Issuer’s outstanding common stock, based upon 138,746,042 shares outstanding, as reported outstanding as of August 9, 2013 in the Issuer’s most recent Quarterly Report on Form 10-Q, and gives effect to the conversion of all 2011 Notes and 2012 Notes into Common Stock and the exercise of all Warrants held by the Reporting Persons.

Of this amount:

(i) HCP Fund is the beneficial owner of (A) 2,287,182 shares of Common Stock underlying the current principal amount of the 2012 Note issued to it (including interest paid in kind through September 30, 2013), (B) 10,067,262 shares of Common Stock underlying the current principal amount of the 2011 Note issued to it (including interest paid in kind through September 30, 2013), and (C) 5,488,456 shares of Common Stock that it has a right to acquire upon exercise of its Warrant;

(ii) By virtue of their relationship to HCP Fund, described in more detail under Item 2 of this Statement, each of HealthCor Partners, L.P., HCPGP, HealthCor Partners Management, L.P., HCPMGP and Mr. Lightcap may be deemed to share beneficial ownership with HCP Fund of the shares of Common Stock beneficially owned by the HCP Fund;

CUSIP NO. 141743104	13D	Page 17 of 20

(iii) Hybrid Fund is the beneficial owner of (A) 2,623,041 shares of Common Stock underlying the current principal amount of the 2012 Note issued to it (including interest paid in kind through September 30, 2013), (B) 11,545,581 shares of Common Stock underlying the current principal amount of the 2011 Note issued to it (including interest paid in kind through September 30, 2013), and (C) 6,294,403 shares of Common Stock that it has a right to acquire upon exercise of its Warrant;

(iv) By virtue of their relationship to Hybrid Fund, described in more detail under Item 2 of this Statement, each of Offshore GP, Group, HealthCor Management, L.P., and Associates may be deemed to share beneficial ownership with Hybrid Fund of the shares of Common Stock beneficially owned by the Hybrid Fund; and

(v) By virtue of their relationship to HCP Fund and Hybrid Fund, each of Messrs. Cohen and Healey may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock owned by the Funds. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership.

(b)               The information in Items 7 through 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c)               On September 30, 2013, the Issuer paid in-kind interest on the 2011 Notes in the amounts of $381,336 and $437,333, and on the 2012 Notes in the amounts of $86,635 and $99,357, in each case to HCP Fund and Hybrid Fund, respectively. Except as set forth in the previous sentence, the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d)-(e)         Inapplicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

On August 20, 2013, the Issuer and the Funds executed a Third Amendment to Note and Warrant Purchase Agreement, which amended the minimum cash balance that the Issuer is required to maintain under such agreement from $5 million at all times to $4 million during the Reduced Minimum Cash Period and $5 million at all other times. For these purposes, the Reduced Minimum Cash Period means the period from the date the Issuer’s combined cash balance with its deposit banks is less than $5 million, and ending 120 days later (or, if earlier, the date the Issuer’s combined cash balance with its deposit banks exceeds $5 million). This summary is qualified in its entirety to the Third Amendment to Note and Warrant Purchase Agreement which is included as Exhibit 13 to this Statement and incorporated by reference herein.

CUSIP NO. 141743104	13D	Page 18 of 20

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

13	Third Amendment to Note and Warrant Purchase Agreement (incorporated by reference to Exhibit 10.115 to the Issuer’s Current Report on Form 8-K filed August 26, 2013).

CUSIP NO. 141743104	13D	Page 19 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2013

HEALTHCOR MANAGEMENT, L.P.

By: HealthCor Associates, LLC, its general partner

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND,
L.P.

By: HealthCor Group, LLC, its general partner

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR ASSOCIATES, LLC

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR GROUP, LLC

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By: HealthCor Partners Management GP, LLC, its general partner

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

CUSIP NO. 141743104	13D	Page 20 of 20

HEALTHCOR PARTNERS MANAGEMENT GP, LLC

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR PARTNERS L.P., for itself and as general
partner on behalf of HEALTHCOR PARTNERS FUND, L.P.

By: HealthCor Partners GP, LLC, its general partner

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR PARTNERS GP, LLC

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap

JOSEPH HEALEY, Individually

/s/ Joseph Healey

ARTHUR COHEN, Individually

/s/ Arthur Cohen